UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ______________________

FORM 6-K

______________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-38376

______________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

______________________

Port Central S.A.

(Translation of registrant’s name into English)

______________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

 (Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Documents Translation

TABLE OF CONTENTS

Item
English translation of the Minutes of Annual General Meeting held on April 30, 2021.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 20, 2022	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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CENTRAL PUERTO S.A. ANNUAL GENERAL MEETING No. 79

On April 29, 2022, at 11:05 a.m., the Chairman of CENTRAL PUERTO SOCIEDAD ANÓNIMA (the “Company”), Osvaldo Arturo Reca, who is in the City of Buenos Aires, grants the floor to the Secretary so as to commence the Annual General Meeting (the “Meeting”). Mr. Leonardo Marinaro, acting in his capacity as Secretary, takes the floor and informs that the Meeting is held remotely by the use of the videoconference platform ZOOM, in compliance with Section 14 of the Bylaws and the regulations in force. Mr. Marinaro then informs that the Meeting is held with the presence of Mr. José Martin Areta Niveyro, representing the Argentine Securities Commission (“CNV”) and Mrs. Mariela Bertola, representing Bolsas y Mercados Argentinos S.A. (“BYMA”). Furthermore, he informs that, in addition to the Chairman, the following directors are present: Juan José Salas, Diego Petracchi, Tomás Peres, José Luis Morea, Tomás White, Marcelo Suva, Jorge Eduardo Villegas, and Guillermo Rafael Pons. In addition, the Meeting is held with the presence of the members of the Statutory Audit Committee: Carlos Cesar Adolfo Halladjian, Juan Antonio Nicholson and Eduardo Antonio Erosa. It is also informed that Directors Miguel Dodero and Soledad Reca have communicated their absence to the Meeting. Mr. Marinaro proceeds to put on record that 37 shareholders are present, 34 by proxy and 3 on their own behalf, and altogether represent 1,247,758,281 common shares with one (1) vote per share with a nominal value of $1. Such shares represent a total capital of $1,247,758,281 with right to 1,247,758,281 votes and they represent 82.41% of the current capital stock of $1,514,022,256 and of the total outstanding shares with right to vote. The shares, votes, names of the Shareholders and their proxies, domiciles and identity documents are placed on the Shares and Meetings Attendance Book and the signature thereof shall be arranged with the participants of the Meeting. It is put on record that the shares certificates have been presented pursuant to section 238 of the Argentine Business Entities Act No. 19550 (“LGS”), CNV Regulations (Amended Text 2013), Resolution No. 622/2013 as amended (“CNV regulations”), and the CNV General Resolution No. 830. In order to enable the smooth development of the Meeting, the Secretary requests the Shareholders to follow the following instructions: 1) Representation: except otherwise stated, the intervention of each proxy of the shareholders in the Meeting shall be considered performed on behalf of the shareholder(s) which are being represented pursuant to the Shares and Meetings Attendance Book. 2) To ask for the floor: raise your physical hand in front of the camera, and send a message through the chat asking for the floor. Then, the Chairman shall determine the granting of the floor to the shareholders or their proxies, identifying them, in order to ensure the order of the act; 3) To cast the vote: to keep the order, the Chairman, at the moment of voting, and after the first motion is exposed, shall ask each of the shareholders and/or their proxy present about their vote, identifying each of them with their full name in order to cast the vote. The same will be performed for each motion proposed. 4) Finally, due to the number of participants, the Secretary asks the participants to mute their microphones, except when they want to participate, motion and/or vote, pursuant to the previous instructions. After this, the Chairman takes the floor and informs that the legal quorum to hold the Meeting validly is present, and puts for consideration the first item on the Agenda: 1) APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: The proxy of shareholder José Luis D’Odorico takes the floor and proposes the appointment of the proxy of shareholder José Manuel Ortiz Masllorens and the proxy of shareholder Cinco Vientos Uruguay S.A., so that they sign the minutes of the Meeting. The motion is put to vote. The proxy of shareholder Citibank N.A. – Central Puerto S.A. (“Citibank”), based on holdings abroad, casts 318,532,320 votes in favor of the motion of the proxy of shareholder D’Odorico, 28,460 negative votes, and he abstains from casting 17,972,650 votes. Then, each of the remaining shareholders cast their vote in favor of the motion of the proxy of shareholder José Luis D’Odorico. In virtue thereof, the proposal of the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of Citibank shareholder with 55,490 votes, and the abstention of 135,500 votes by the same shareholder. Then, the second item on the Agenda is put for consideration: 2) CONSIDERATION OF THE ANNUAL REPORT AND ITS ANNEX; THE CONSOLIDATED STATEMENT OF INCOME; THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME; THE CONSOLIDATED BALANCE SHEET; THE CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY; THE CONSOLIDATED STATEMENT OF CASH FLOW; NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND ANNEXES; THE SEPARATE STATEMENT OF INCOME; THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME; THE SEPARATE BALANCE SHEET; THE INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY; THE INDIVIDUAL STATEMENT OF CASH FLOW; NOTES TO THE SEPARATE FINANCIAL STATEMENTS AND BRIEF, AUDIT REPORTS; AND THE COMPANY´S STATUTORY AUDIT COMMITTEE REPORT. ALL THESE DOCUMENTS ARE WITH RESPECT TO THE FISCAL YEAR ENDED DECEMBER 31, 2021. In this regard, the Chairman informs that the documents under consideration have been duly made available to the shareholders, prior to this Meeting and within the regulatory terms, and have been duly submitted to the CNV and BYMA. Furthermore, he informs that in addition to the mentioned documents, the Annual Report by the Supervisory Committee of the Company was made available to the Shareholders, which includes the treatment given to the issues under its competence established in section 110 of the Capital Market Law No. 26831, as well as Chapter III, Title II of CNV Regulations, for the fiscal year ended December 31, 2021. The Chairman allows for the first proposal. After this, the proxy of shareholder D’Odorico takes the floor and proposes to: (i) omit the reading of the documents under consideration for the Shareholders are aware of their content as they have duly been made available prior to this Meeting and within the correspondent regulatory terms; (ii) approve the consolidated income statement, the consolidated comprehensive income statement, the consolidated balance sheet, the consolidated statement of changes in shareholders’ equity, the consolidated cash flow statement and the notes to the consolidated financial statements and annexes as submitted by the Board of Directors; (iii) approve the Annual Report and its Annex as submitted by the Board of Directors; (iv) approve the  individual income statement, the individual comprehensive income statement, the individual balance sheet, the individual cashflow statement and the notes to the individual financial statements as submitted by the Board of Directors; (v) approve the Independent Auditor Reports and the Report of the Statutory Audit Committee for the period ended December 31, 2021; (vi) approve the Brief requested by CNV Regulations, as submitted by the Board of Directors; and (vii) authorize the Board to accept eventual amendments that the respective supervision entities require, provided they are not rejected by the Statutory Audit Committee or the certifying accountant. The motion by the proxy of shareholder D’Odorico is put to vote. The proxy of shareholder Citibank takes the floor, who casts 318,119,210 votes in favor of the motion by the proxy of shareholder D’Odorico, 19,760 negative votes, and it abstains from casting 18,394,460 votes. Then, each of the remaining shareholders cast their vote in favor of the motion of the proxy of shareholder José Luis D’Odorico. In virtue thereof, the proposal of the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of shareholder Citibank with 19,760 votes, and the abstention of 18,394,460 votes by the same shareholder. Then, the third item on the Agenda is placed for consideration: 3) CONSIDERATION AND ALLOCATION OF RETAINED EARNINGS AS OF DECEMBER 31, 2021 (LOSS OF THOUSANDS OF PESOS 733,517), WHICH ARE PROPOSED TO BE ALLOCATED TO THE NEXT FISCAL YEAR. The Chairman takes the floor and informs the participants that the period ended December 31, 2021 presented accumulated loss for the amount of thousands of pesos $733,517. Then, the proxy of shareholder D’Odorico takes the floor and informs that she considers it convenient to absorb that totality of the accumulated loss with the voluntary reserve of the Company, which as of December 31, 2021 amounts to 83,058,876 thousands of pesos. In this sense, the participants are reminded that when establishing the existing voluntary reserve pursuant to section 70 of Law No. 19550, the allocation of such reserve was established for: (a) the investment projects already undertaken and/or (b) future investments related to the new projects that may be approved by the Board of Directors and/or (c) payment of dividend based on the evolution of the financial position of the Company and the Company’s Dividend Distribution Policy in force. In this case, and taking into consideration the accumulated loss existing at the closing of the period, it is convenient to modify the purpose for the which the voluntary reserve was created. Therefore, the proxy of shareholder D’Odorico proposes: (i) to rectify the destination of the voluntary reserve agreed upon at the moment of its creation and to allocate it indistinctly to: (a) the investment projects already undertaken and/or (b) future investments related to the new projects that may be approved by the Board of Directors and/or (c) payment of dividend based on the evolution of the financial position of the Company and the Company’s Dividend Distribution Policy in force, and/or (d) to absorb present or future losses; and (ii) to absorb the totality of the accumulated loss with the voluntary reserve which, as of December 31, 2021, amounts to 83,058,876 thousands of pesos, complying with the order of allocation of balances established by the regulations of the CNV. The proxy of shareholder Citibank takes the floor and casts 318,531,100 votes in favor of the motion by the proxy of shareholder D’Odorico, 47,860 negative votes and he abstains from casting 17,954,470 votes. Afterwards, the proxy of shareholder ANSES FGS Law 26425 (“ANSES”) takes the floor and expresses it casts 27,992,640 votes against the motions of the proxy of shareholder D’Odorico. After a brief debate, and having each shareholder cast their votes, the proposal of the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of the shareholders Citibank with 318,531,100 votes and the shareholder ANSES with 27,992,640, and the abstention of the shareholder Citibank with 17,954,470 votes and the shareholder Granschinsky with one vote. Then, the fourth item on the Agenda is put for consideration: 4) CONSIDERATION OF THE PERFORMANCE BY THE COMPANY’S BOARD OF DIRECTORS FOR THE PERIOD ENDED DECEMBER 31, 2021. The proxy of shareholder D’Odorico takes the floor, who proposes to approve the performance of the Board of Directors, from their appointment as at the date of this Meeting. The motion is put to vote. The proxy of shareholder Citibank casts 318,515,880 votes in favor of the motion by the proxy of shareholder D’Odorico, 49,950 negative votes and it abstains from casting 17,970,600 votes. Having all shareholders cast their votes, the proposal by the proxy of the shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote from shareholder Citibank by 46,950 votes, and the abstention from the same shareholder with 17,970,600 votes and Mr. Marcelo Suvá with 1,500,000 votes. Then, the Secretary takes the floor and places on record that shareholder Martin Granschinsky has informed that due to personal reasons, he will not continue participating in the Meeting. The Chairman puts the fifth item on the Agenda for consideration: 5) CONSIDERATION OF THE PERFORMANCE OF THE COMPANY’S STATUTORY AUDIT COMMITTEE FOR THE PERIOD ENDED DECEMBER 31, 2021. The proxy of shareholder D’Odorico takes the floor and proposes to approve the performance of the Statutory Audit Committee as of the date of this Meeting. The motion is put to vote. The proxy of shareholder Citibank takes the floor and informs that it casts 318,539,020 votes in favor of the motion by the proxy of shareholder D’Odorico, 23,950 negative votes and abstains from casting 17,970,750. Having all shareholders cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote from shareholder Citibank with 17,950,740 votes, and the abstention from the same shareholder with 17,970,750 votes. The sixth item on the Agenda is put for consideration: 6) CONSIDERATION OF THE REMUNERATION OF THE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS (ALLOCATED AMOUNT $23,094,000) FOR THE PERIOD ENDED DECEMBER 31, 2021, WHICH RESULTED IN A LOSS ACCOUNTABLE UNDER THE TERMS OF THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION. CONSIDERATION OF THE ADVANCE PAYMENT OF THE FEES TO THE BOARD OF DIRECTORS FOR THE PERIOD CLOSING DECEMBER 31, 2022. The Chairman takes the floor and informs that, pursuant to the considerations made in the Meeting of the Board of Directors held on March 9, 2022, the Company’s Board of Directors proposed the Shareholders to ratify the advance payment of the fees received by the Board of Directors during the period ended December 31, 2021 for the total amount of $23,094,000 for their competence and professional reputation. In addition, they proposed the Shareholders to authorize the members of the Board of Directors to continue collecting advance payments during this period, provided it is approved by the appropriate shareholders’ meeting that will consider the financial statements for the period ended December 31, 2022. The proxy of the shareholder D’Odorico takes the floor, and proposes not to approve the remuneration of shareholders taking into consideration the loss recorded during this period, pursuant to the legal obligation established by Section 261 of Law No. 19550. Notwithstanding the foregoing, she proposes to authorize the members of the Board of Directors to receive the advance payments during this period and until the Shareholders’ Meeting is carried out in order to consider the financial statements for the period ended December 31, 2022, for up to sixty million pesos ($60,000,000), delegating to the Board of Directors of the Company the allocation, payment methodology and opportunity, provided its subsequent approval by the Shareholders’ Meeting in which consideration will be given to the financial statements for the period ended December 31, 2022. The motion is put to vote. The proxy of shareholder Citibank takes the floor and casts 318,334,540 votes in favor of the motion by the proxy of shareholder D’Odorico, 248,150 negative votes and abstains from casting 17,950,740 votes. Then, the proxy of shareholder Argentine Government takes the floor and states that: i) it abstains from voting regarding the remuneration of the Directors for the period ended December 31, 2021 and; ii) motions for the fees for the period ended December 31, 2022 be approved in the Meeting in which the financial statements for the period ended December 31, 2022 are considered. Then, the proxy of shareholder ANSES takes the floor and votes in favor of the motion by shareholder D’Odorico regarding the fees of the members of the Board of Directors for the period ended December 31, 2021 and abstains from voting in relation to the advance payments of fees during this period. Having each shareholder cast their vote, the proposal by the proxy of shareholder D’Odorico regarding the fees of Directors for the period ended December 31, 2021 is approved by the majority of legitimate votes possible to be cast, with the negative vote of shareholder Citibank with 248,150 votes and the abstentions from shareholder Citibank with 17,950,740 votes and Argentine Government with 124,949,112 votes. Regarding the advance payment of fees, the proposal by shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of shareholder Citibank with 248,150 votes and the shareholder Argentine Government with 124,949,112 votes, and the abstention from shareholder Citibank with 17,950,740 votes and ANSES with 27,992,640 votes. Then, the seventh item on the Agenda is put for consideration. 7) CONSIDERATION OF THE REMUNERATION TO THE COMPANY’S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021, AND THE FEES’ REGIME FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022. The proxy of shareholder D’Odorico takes the floor and proposes the following: (i) the approval of the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2021, for the amount of $1,665,000, in accordance with the following details: Cesar Halladjian $758,000; Eduardo Erosa $453,500; Juan Nicholson $453,500, and (ii) to authorize the members of the Statutory Audit Committee to receive advance payment provided it is approved the next Meeting, which Meeting shall consider the financial statements for the fiscal year ended December 31, 2022. The motion by the proxy of shareholder D’Odorico is put to vote. Afterwards, the proxy of shareholder Citibank states that it issues 310,448,490 votes in favor of the proposal by the proxy of shareholder D’Odorico; 153,780 negative votes; and abstains from casting 25,931,160 votes. The proxy of shareholder ANSES votes against the motion of the proxy of shareholder D’Odorico with 27,992,640 votes. Afterwards, the proxy of shareholder Argentine Government takes the floor and states that it votes (i) in favor of the approval of the remuneration of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2021, and ii) proposes that the fees corresponding to the period ended December 31, 2022 be approved in the next Meeting, which Meeting shall consider the financial statements for the fiscal year ended December 31, 2022. The proxy of shareholder ANSES takes the floor and votes against the motion by the proxy of shareholder D’Odorico. Having shareholders cast their votes, the proposal by the proxy of shareholder D’Odorico regarding the fees of the members of the Statutory Audit Committee for the period ended December 31, 2021, is approved by the majority of legitimate votes possible to be cast, with the negative vote of shareholder Citibank with 153,780 votes and ANSES with 62,474,560 votes, and the abstention from the shareholder Citibank with 25,931,160 votes. Regarding the proposal of advance payment of fees, the proposal by shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of shareholder Citibank with 153,780 votes, Argentine Government with 124,949,112 votes and ANSES with 27,992,640 votes, and the abstention of shareholder Citibank with 25,931,160 votes. After a brief debate, having all shareholders cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of shareholder Citibank with 583,030 votes and ANSES with 27,992,640 votes. Next, Mr. Chairman submits to people present the eighth item on the Agenda for consideration. 8) DETERMINATION OF THE NUMBER OF DEPUTY DIRECTORS AND APPOINTMENT OF DIRECTORS AND DEPUTY DIRECTORS. CONSIDERATION OF THE CONTINUITY OF THE CURRENT CHAIRMAN UNTIL THE APPOINTMENT TO BE MADE BY THE COMPANY’S BOARD OF DIRECTORS. In this regard, Mr. Chairman informs that in accordance with Section 17 of the Company’s Bylaws, the direction and management of the Company shall be in charge of a Board of Directors formed by 11 (eleven) directors and the same or lower number of deputy directors. Regard being had to the foregoing, it is necessary to determine the number of deputy directors for the fiscal year 2022. Afterwards, the proxy of shareholder D’Odorico takes the floor, and proposes and votes for the number of deputy directors for the current fiscal year to be fixed in 11 (eleven). The motion is put to vote. Afterwards, the proxy of shareholder Citibank states that regarding the motion by the proxy of shareholder D’Odorico, he issues 308,636,970 votes in favor; 1,958,270 negative votes; and abstains from casting 25,938,190 votes. After short deliberation and the shareholders having cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of shareholder Citibank with 1,958,270 votes and with the abstention of shareholder Citibank with 25,938,190 votes. Mr. Chairman takes the floor informing that the number of deputy directors for the fiscal year 2022 being fixed, it is necessary to appoint directors and deputy directors for the fiscal year ended December 31, 2022 on the grounds of the expiration of all terms in office. Moreover, Mr. Chairman puts on record that in order to appoint the members of the Board of Directors, the provisions of Section 109 of Law no. 26831, Section 16 and related sections of Chapter III, Title II of the Argentine Securities Commission (CNV) Regulations must be taken into account, regarding the independent character that most of the members of the Company’s Statutory Audit Committee must bear. The Chairman informs that the shareholders Argentine Government – Secretariat of Energy and ANSES, duly notified the Company the decision to exercise the right to cumulative voting for the election of directors and statutory auditors regarding 124,949,112 and 27,992,640 ordinary book-entry shares with right to (1) vote per share, respectively. For this reason, the Chairman informs the shareholders that they are all entitled to cumulative voting in the election of up to a third of the vacancies of the Board of Directors. The details of the amounts of votes that would correspond to each shareholder to exercise the right of cumulative voting for the appointment of directors is specified below:

4

SHAREHOLDERS – CUMULATIVE VOTING

Citibank N.A.	3,701,867,730
Reca Guillermo Pablo	1,900,108,859
Peres Moore Gonzalo	145,298,384
Boncampo S.A.	59,518,129
D’Odorico José Luis	73,967,168
Ortiz Masllorens José Manuel	44,425,601
Masterson Christopher Mary	64,591,296
Fitte María Inés	46,519,748
Toucon Estela	30,855,000
Brook Cecilia Ruth	25,460,600
Verstraeten Francisco Javier	14,337,070
Verstraeten Christian Antonio	6,499,735
Suva Marcelo Atilio	16,500,000
De Elia Marcelo	16,989,445
Pardo Cabanillas Fernando Enrique	9,944,000
Malbrán José María Alejandro Ramón	10,670,000
Casas Juan Carlos Martín	139,086,200
Bledel Jorge Carlos	138,882,128
Proener S.A.U.	97,370,328
Caputo Nicolás Martín	618,839,144
Caputo Sebastián Luis	574,735,942
Caputo María Candelaria	48,536,851
Caputo Mónica María	165,429,616
Vázquez Roberto Gustavo	94,418,808
Caputo Jorge Tomás	519,358,664
Caputo Ángeles María	45,520,541
Olivera María Verónica	7,942,649
Escasany Eduardo José	854,082,493
Cinco Vientos Uruguay S.A.	1,594,461
Miguens Cristina Teresa	33,179,465
Tanoira Gonzalo	683,342
Polinter S.A.	109,734,427
Provincia de Neuquén	687,220,160
Estado Nacional – Secretaría de Gobierno de Energía	1,374,440,232
ANSES FGS LEY 26425	307,919,040
Plusener S.A.	1,738,813,824
Turk Mariano	11
Graschinsky Martín	11

5

Afterwards, the Chairman asks the shareholders to inform who will exercise the cumulative voting or ordinary voting. Then, each of the shareholders informs how they will cast their votes. The Chairman then takes the floor and informs that, pursuant to what was said, the shareholders Argentine Government – Secretariat of Energy, ANSES, Eduardo Escasany, Province of Neuquén, Jorge Bledel, Boncampo S.A., Plusener S.A., José Manuel Ortíz Masllorens, José María Alejandro Ramón Malbrán and Juan Carlos Martín Casas will vote cumulatively. The remaining shareholders will vote under the ordinary system.

In order to elect the directors, the Chairman informs that those shareholders who chose to vote through the ordinary system will vote first, and they must propose and vote candidates both regarding the two-thirds (2/3) of the vacancies to be elected by the ordinary system, i.e., 8 directors and 8 deputy directors, and the remaining one-third (1/3) of the vacancies, i.e., 3 directors and 3 deputy directors, who will compete with the candidates proposed by those shareholders who stated their intention to cumulative voting. Regarding these last vacancies, both the shareholders who vote through the ordinary system and those who chose the cumulative voting will compete. The Chairman then asks the shareholders who will vote through the ordinary system to make their motions. Afterwards, the proxy of shareholder D’Odorico proposes to appoint: a) Miguel Dodero, José Luis Morea, Martín Lhez, Martina Blanco, Tomás José White, Marcelo Atilio Suva, Ignacio Villamil, Mario Elizalde, Diego Petracchi, Jorge Eduardo Villegas and Guillermo Rafael Pons directors, and b) José Manuel Ortíz, Rubén Omar Lopez, Ramón Nazareno Ulloa, Adrián Gustavo Salvatore, Justo Pedro Saenz, José Manuel Pazos, Javier Alejandro Torre, Alberto Francisco Minnici, Oscar Luis Gosio, Alejo Villegas and Gabriel Enrique Ranucci deputy directors. The first eight (8) mentioned candidates to fulfill the vacancies corresponding the 2/3 to be appointed by ordinary system and the last three (3) for the remaining 1/3 (these will compete for the vacancies to be appointed by the system of cumulative voting). Then, the proxy of shareholder Citibank states that, regarding the motion of the proxy of shareholder D’Odorico, he casts 308,636,970 votes in favor of the motion, 1,958,270 votes against it and abstains from casting 25,938,190 votes. Then, the remaining shareholders who chose to vote under the ordinary system vote in favor of the proposal by the proxy of shareholder D’Odorico. Consequently, the following eight (8) directors were chosen under the ordinary voting system:

	DIRECTORS	DEPUTY DIRECTORS	ORDINARY VOTES
1.	Miguel DODERO	José Manuel ORTIZ	733,038,383
2.	José Luis MOREA	Rubén Omar LOPEZ	733,038,383
3.	Martín LHEZ	Ramón Nazareno ULLOA	733,038,383
4.	Martina BLANCO	Adrián Gustavo SALVATORE	733,038,383
5.	Tomás José WHITE	Justo Pedro SAENZ	733,038,383
6.	Marcelo Atilio SUVA	José Manuel PAZOS	733,038,383
7.	Ignacio VILLAMIL	Javier Alejandro TORRE	733,038,383
8.	Mario ELIZALDE	Alberto Francisco MINNICI	733,038,383

6

Messrs. Diego PETRACCI, Jorge Eduardo VILLEGAS, and Guillermo Rafael PONS proposed as directors, and Messrs. Oscar GOSIO, Alejo VILLEGAS and Gabriel Enrique RANUCCI proposed as deputy directors received 733,038,383 ordinary votes, and will compete for the remaining three (3) vacancies to be appointed by cumulative voting.

Afterwards, and pursuant to the foregoing, voting through the cumulative system takes place. For this reason, the Chairman asks shareholders to vote through the cumulative voting system indicating: a) their candidates and each of their deputy candidates, b) the amount of votes which will be cast to each candidate and deputy candidate and c) whether they are independent or non-independent. The shareholder Argentine Government takes the floor as he communicated his decision to perform cumulative voting. The shareholder Argentine Government – Secretariat of Energy proposes and votes to appoint Messrs. German Pereira and Benjamin Navarro as director and deputy director, respectively, and casts 1,374,440,232 votes. In addition, he states that Mr. Pereira and Mr. Navarro are independent pursuant to Section 11, Chapter III, Title II of the CNV Regulations. The proxy of shareholder ANSES asks the floor and proposes and votes in favor of the proposal by shareholder Argentine Government – Secretariat of Energy, casting to such purpose 307,919,040 votes. The proxy of shareholder Province of Neuquén takes the floor, who proposes and votes to cast 687,220,160 votes for the appointment of Messrs. Guillermo Rafael Pons and Gabriel Ranucci as director and deputy directors, respectively. In addition, he informs that Mr. Pons and Mr. Ranucci are independent pursuant to Section 11, Chapter III, Title II of the CNV Regulations. The proxy of shareholders Juan Carlos Martin Casas and Jorge Carlos Bledel takes the floor and motions and votes to allocate: a) 139,086,200 cumulative votes of shareholder Juan Carlos Martin Casas for the appointment of Messrs. Guillermo Rafael Pons and Gabriel Enrique Ranucci as director and deputy directors, respectively, and b) 138,882.128 cumulative votes of shareholder Jorge Carlos Bledel for the appointment of Messrs. Guillermo Rafael Pons and Gabriel Enrique Ranucci as director and deputy director, respectively. The proxy of shareholder Eduardo Escasany takes the floor and motions and votes to allocate 854,082,493 votes for the appointment of Messrs. Jorge Villegas and Alejo Villegas as director and deputy director, respectively. In addition, he informs that Messrs. Villegas are independent pursuant to Section 11, Chapter III, Title II of the CNV Regulations. The proxy of shareholder Plusener S.A. takes the floor, who motions and votes to allocate: a) 1,100,000,000 votes for the appointment of Messrs. Diego Petracchi and Oscar Gosio as director and deputy director, respectively, and b) 638,813,824 votes for the appointment of Messrs. Jorge Villegas and Alejo Villegas as director and deputy director, respectively. The proxy of shareholders Boncampo S.A. and José Manuel Ortíz Masllorens takes the floor, who motions and votes to allocate: a) 59,518,129 votes of Boncampo S.A. for the appointment of Messrs. Guillermo Rafael Pons and Gabriel Enrique Ranucci as director and deputy director, respectively, and b) 44,425,601 votes of José Manuel Ortíz Masllorens for the appointment of Messrs. Guillermo Rafael Pons and Gabriel Enrique Ranucci as director and deputy director, respectively.  The proxy of shareholder José María Malbrán takes the floor, who motions and votes to allocate 10,670,000 votes for the appointment of Messrs. Guillermo Rafael Pons and Enrique Ranucci as director and deputy director, respectively. All cumulative votes assigned to the proposed candidates are noted and the total amounts of votes received by each candidate proposed are informed in order to determine the 1/3 of vacancies pursuant to the following details:

No.	Candidates and deputy candidates	Ordinary votes	Cumulative votes	Total votes
1	Candidate: German Pereira Deputy candidate: Benjamin Navarro	0	1,682,359,272	1,682,359,272
2	Candidate: Diego Petracchi Deputy candidate: Oscar Gosio	733,038,383	1,110,000,000	1,833,038,383
3	Candidate: Jorge Villegas Deputy candidate: Alejo Villegas	733,038,383	1,492,896,317	2,225,934,700
4	Candidate: Guillermo Rafael Pons Deputy candidate: Gabriel Enrique Ranucci	733,038,383	1,079,802,218	1,812,840,601

7

Pursuant to the foregoing, it was informed that regarding the 1/3 of the members of the Board of Directors for which the shareholders who vote ordinarily competed against those who chose to vote cumulative, the following directors and deputy directors are elected: Directors: Diego Petrachi, Jorge Villegas and Guillermo Rafael Pons, and Deputy Directors: Oscar Gosio, Alejo Villegas and Gabriel Enrique Ranucci. Afterwards, and pursuant to the foregoing, the members of the new Board of Directors are informed below:

	DIRECTORS	DEPUTY DIRECTORS
1.	Miguel DODERO (ID 11.450.697)	José Manuel ORTIZ (ID 14.014.235)
2.	José Luis MOREA (ID 11.773.941)	Rubén Omar LOPEZ (ID 16.900.928)
3.	Martín LHEZ (ID 20.225.760)	Ramón Nazareno ULLOA (ID 14.014.616)
4.	Martina BLANCO (ID 33.362.642)	Adrián Gustavo SALVATORE (ID 18.403.083)
5.	Tomás José WHITE (ID 12.946.343)	Justo Pedro SAENZ (ID 11.959.191)
6.	Marcelo Atilio SUVA (ID 5.081.825)	José Manuel PAZOS (ID 22.364.131)
7.	Ignacio VILLAMIL (ID 11.045.429)	Javier Alejandro TORRE (ID 18.089.213)
8.	Mario ELIZALDE	Alberto Francisco MINNICI
9.	Diego PETRACCI (DNI 22.847.770)	Oscar GOSIO (DNI 11.045.501)
10.	Jorge Eduardo VILLEGAS (DNI 7.621.383)	Alejo VILLEGAS (DNI 28.030.011)
11.	Guillermo Rafael PONS (17.025.659)	Gabriel Enrique RANUCCI (DNI 23.831.116)

Finally, taking into consideration the foregoing, the appointment of Chairman of the Company will be performed in the next Board of Directors Meeting, which will be held after the Meeting, and in which all positions will be distributed. Then, the proxy of shareholder ANSES states its abstention regarding that point.

8

Afterwards, the ninth item on the Agenda was submitted for consideration. 9) APPOINTMENT OF THE MEMBERS AND DEPUTY MEMBERS OF THE COMPANY’S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022. Mr. Chairman takes the floor and informs that pursuant to the Bylaws in force, the Statutory Audit Committee must be formed by 3 (three) members and 3 (three) deputy members, which shall be appointed by the only class of share of the Company. He informs that in order to appoint the members of the Statutory Audit Committee, the provisions of Section 79 of the Capital Markets Act no. 26831 and Section 12 of Chapter III, Title II and Chapter I, Tittle XII of CNV Regulations must be taken into account. As was informed in the previous item of the Agenda, the Argentine Government – Secretariat of Energy and ANSES have notified the Company their decision to perform their right to cumulative voting for the election of statutory auditors. For such reason, Mr. Chairman informs the shareholders present that they are entitled to vote cumulatively in the election of up to one-third of the vacancies to be filled in the Statutory Audit Committee. In order to proceed with the election of the members of the Statutory Audit Committee, Mr. Chairman informs the amounts of votes which would correspond to each shareholder to exercise the right to vote through the cumulative system for the appointment of statutory auditors:

SHAREHOLDERS – CUMULATIVE VOTE

Citibank N.A.	1,009,600,290
Reca Guillermo Pablo	518,211,507
Peres Moore Gonzalo	39,626,832
Boncampo S.A.	16,232,217
D’Odorico José Luis	20,172,864
Ortiz Masllorens José Manuel	12,116,073
Masterson Christopher Mary	17,615,808
Fitte María Inés	12,687,204
Toucon Estela	8,415,000
Brook Cecilia Ruth	6,943,800
Verstraeten Francisco Javier	3,910,110
Verstraeten Christian Antonio	1,772,655
Suva Marcelo Atilio	4,500,000
De Elia Marcelo	4,633,485
Pardo Cabanillas Fernando Enrique	2,712,000
Malbrán José María Alejandro Ramón	2,910,000
Casas Juan Carlos Martín	37,932,600
Bledel Jorge Carlos	37,876,944
Proener S.A.U.	26,555,544
Caputo Nicolás Martín	168,774,312
Caputo Sebastián Luis	156,746,166
Caputo María Candelaria	13,237,323
Caputo Mónica María	45,117,168
Vázquez Roberto Gustavo	25,750,584
Caputo Jorge Tomás	141,643,272
Caputo Ángeles María	12,414,693
Olivera María Verónica	2,166,177
Escasany Eduardo José	232,931,589
Cinco Vientos Uruguay S.A.	434,853
Miguens Cristina Teresa	9,048,945
Tanoira Gonzalo	186,366
Polinter S.A.	29,927,571
Provincia de Neuquén	187,423,680
Estado Nacional – Secretaría de Gobierno de Energía	374,847,336
ANSES FGS LEY 26425	83,977,920
Plusener S.A.	474,221,952
Turk Mariano	3
Graschinsky Martín	3

9

Mr. Chairman then asks the shareholders to inform who will vote through the cumulative or ordinary system. The proxy of shareholder José Luis D’Odorico takes the floor and informs that he will exercise the ordinary vote. The proxy of shareholder Citibank takes the floor and informs that it will exercise the ordinary vote. The proxy of shareholder Argentine Government – Secretariat of Energy takes the floor and informs that it will exercise the cumulative vote. The proxy of shareholder ANSES takes the floor and informs that it will exercise the cumulative vote. In virtue thereof, Mr. Chairman informs that, pursuant to the foregoing, shareholders Argentine Government – Secretariat of Energy and ANSES will vote cumulatively, while the rest of the shareholders will vote through the ordinary system.  For the election of statutory auditors, those shareholders who decided to vote through the ordinary system will vote first, and they must propose and vote candidates both for the two-thirds (2/3) of the vacancies that correspond to be elected through the ordinary system, i.e., 2 statutory auditors and 2 deputy statutory auditors, and the remaining one-third (1/3) of the vacancies, i.e., 1 statutory auditor and 1 deputy statutory auditor, who will compete with the candidates proposed by those shareholders who decided to exercise their vote through the cumulative system. Regarding these last vacancies, those shareholders who vote through the ordinary system will compete with the shareholders who vote cumulatively. Mr. Chairman asks shareholders to vote through the ordinary system. Then, the proxy of shareholder José Luis D’Odorico takes the floor and motions and votes to appoint Messrs. Carlos Cesar Adolfo Halladjian and Eduardo Antonio Erosa statutory auditors and Messrs. Carlos Adolfo Zlotnitzki and Cristina Margarita De Giorgio deputy statutory auditors, respectively, to fulfill the vacancies corresponding to the 2/3 to be appointed through the ordinary system, and Messrs. Juan Antonio Nicholson as statutory auditor and Lucas Nicholson deputy statutory auditor, for the remaining 1/3 (these last candidates will compete for the vacancies to be appointed through the cumulative system). In addition, she states that all the candidates are independent, pursuant to Section 79 of the Capital Markets Act no. 26831 and pursuant to Section 12, Chapter III, Title II and IV of Chapter I, Title XII, CNV Regulations. Then, the proxy of shareholder Citibank states that it casts 310,588,970 votes in favor of the motion of the proxy of shareholder D’Odorico, 20,150 votes against and abstains from casting 25,915,310 votes. Then, the remaining shareholders who chose to vote through the ordinary system vote in favor of the proposal of the proxy of shareholder D’Odorico. All 1,068,872,068 ordinary votes are noted, which votes are assigned to the candidates proposed by the proxy of shareholder José Luis D’Odorico under the ordinary system as exposed below:

	STATUTORY AUDITOR	DEPUTY STATUTORY AUDITOR	ORDINARY VOTES
1.	Carlos Cesar HALLADJIAN (ID 25 636 999)	Carlos Adolfo ZLOTNITZKY (ID 28 425 172)	1,068,872,068
2.	Eduardo Antonio EROSA (ID 12 840 773)	Cristina Margarita DE GIORGI (ID 14 321 891)	1,068,872,068
3.	Juan Antonio NICHOLSON (ID 7 602 869)	Lucas NICHOLSON (ID 32 151 298)	1,068,872,068

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Afterwards and pursuant to the foregoing, the voting through cumulative system takes place. For that reason, shareholders who vote through the cumulative system are asked to indicate: a) their candidates and their respective deputy candidates, b) the votes that will be assigned to each of the candidates and their respective deputy candidates and c) whether they are independent or non-independent. Taking into consideration that the shareholder Argentine Government – Secretariat of Energy has informed in advance its decision to exercise cumulative voting, it is given the floor. Mr. Alejo Bogel, proxy of the shareholder Argentine Government, takes the floor, who proposes to appoint Accountant Alejandro Mario Roisentul Wuillams (ID 16 582 666) and Accountant Claudia Inés Siciliano (ID 12 739 046), as statutory auditor and deputy statutory auditor, respectively, allocating to that effect 374,847,336 votes. In addition, he states that Roisentul Wuillams and Siciliano are independent under the terms of Section 11 of Chapter III, Title II of the CNV Regulations. The proxy of shareholder ANSES takes the floor and informs that it supports the proposal by the proxy of shareholder Argentine Government – Secretariat of Energy casting to that effect 83,977,920 votes. The motion by the proxy of shareholder Argentine Government – Secretariat of Energy receives 458,825,256 cumulative votes in favor. All cumulative votes are noted, which votes are assigned to the candidates proposed, and the total amount of votes received by each candidate is informed, in order to determine the 1/3 of the vacancies pursuant to the following details:

No.	Candidates and deputy candidates	Ordinary votes	Cumulative votes	Total votes
1	Candidate: Carlos Cesar Halladjian Deputy candidate: Carlos Adolfo Zlotnitzky	1,068,872,068	-	1,068,872,068
2	Candidate: Eduardo Antonio Erosa Deputy candidate: Cristina Margarita De Giorgio	1,068,872,068	-	1,068,872,068
3	Candidate: Juan Antonio Nicholson Deputy candidate: Lucas Nicholson	1,068,872,068	-	1,068,872,068
4	Candidate: Alejandro Mario Roisentul Wuillams Deputy candidate: Claudia Inés Siciliano	-	458,825,256	458,825,256

All cumulative votes assigned to the proposed candidates are noted. In virtue thereof, it is informed that regarding 1/3 of the members of the Statutory Audit Committee, in which the shareholders who vote through the ordinary system compete with the shareholders who vote through the cumulative system, the following candidates were elected Statutory Auditors and Deputy Statutory Auditors: Juan Antonio Nicholson and Lucas Nicholson. Then, and as a consequence of the foregoing, the new Statutory Audit Committee is detailed below:

	STATUTORY AUDITOR	DEPUTY STATUTORY AUDITOR
1	Carlos Cesar HALLADJIAN (ID 25 636 999)	Carlos Adolfo ZLOTNITZKY (ID 28 425 172)
2	Eduardo Antonio EROSA (ID 12 840 773)	Cristina Margarita De Giorgio (ID 14 321 891)
3	Juan Antonio NICHOLSON (ID 7 602 869)	Lucas NICHOLSON (ID 32 151 298)

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Afterwards, the tenth item on the Agenda was submitted for consideration. 10) CONSIDERATION OF THE COMPANY’S CERTIFYING ACCOUNTANT’S FEES WITH RESPECT TO THE ANNUAL ACCOUNTING DOCUMENTS FOR THE FISCAL YEAR 2021. The proxy of shareholder D’Odorico takes the floor, who proposes and votes to approve, together as a whole with the proposal made by the Company’s Board of Directors at its meeting dated March 9, 2022, to approve the fee of external auditors for the fiscal period 2021 for an amount of $28,290,511 for audit services and $1,053,054 for tax services. The proposal is put to vote. Afterwards, the proxy of shareholder Citibank issues 318,512,710 votes in favor of the proposal by the proxy of shareholder D’Odorico, 66,860 negative votes and abstains from casting 17,953,860 votes. After a short debate and the shareholders having cast their votes, the motion by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of the proxy of shareholder Citibank with 66,860 votes and with its abstention with 17,953,860 votes. The eleventh item on the Agenda is put to consideration. 11) APPOINTMENT OF THE CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022 AND DETERMINATION OF REMUNERATION. The proxy of shareholder D’Odorico takes the floor, proposes and votes a) the appointment of Pistrelli, Henry Martin y Asociados S.R.L. as accounting auditors for the fiscal year commenced January 1, 2022 and the appointment of Germán Enrique Cantalupi (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 248, Page 60), partner of such firm, as Certifying Accountant; and the appointment of Gustavo Ariel Kurgansky (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 309, Page 176) as Deputy Certifying Accountant of the mentioned financial statements; and b) the approval of the auditors’ remunerations corresponding to the fiscal year 2022 during the next Annual General Meeting. The motion by the proxy of shareholder D’Odorico was put to vote. Afterwards, the proxy of shareholder Citibank states that regarding D’Odorico’s proposal, it issues 316,225,800 votes in favor; 33,360 negative votes and it abstains from casting 20,274,270 votes. After a short debate and after each of the shareholders cast their votes, the proposal of the proxy of shareholders D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of the proxy of shareholder Citibank with 33,360 votes and his abstention with 20,274,270 votes. The twelfth item on the Agenda was put to consideration. 12)  APPROVAL OF THE ANNUAL BUDGET FOR THE SUPERVISORY COMMITTEE. In this regard, Mr. Chairman informs that in accordance with the last paragraph of Section 110 of Law no. 26831, it is at the Shareholders’ Meeting of the Company that the budget for the Supervisory Committee has to be assigned. For such purpose, the powers and duties set for by the regulations and the legislation in force for such Committee must be taken into account. Afterwards, the proxy of shareholder D’Odorico proposes and votes to assign a $450,000 budget for the functioning of the Supervisory Committee, which will enable the Committee to better develop the duties established by the regulations and legislation in force. The motion is put to vote. Then, the proxy of shareholder Citibank states that regarding D’Odorico’s proposal, it issues 310,543,840 votes in favor; 29,010 votes against; and that it abstains from casting 25,960,580 votes. The proxy of Argentine Government –Secretariat of Energy refrains from voting D’Odorico’s motion with 124,949,112 votes. Then, the proxy of shareholder ANSES states that it refrains from voting the motion by the proxy of shareholder D’Odorico with 27,992,640 votes. After a short debate and all the shareholders having cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with the negative vote of shareholder Citibank with 29,010 votes and with the abstention from shareholder Citibank with 25,960,580 votes, the Argentine Government –Secretariat of Energy with 124,949,112 votes and ANSES with 27,992,640 votes. The thirteenth item on the Agenda was put to consideration. 13) GRANTING OF AUTHORIZATIONS. The proxy of shareholder D’Odorico takes the floor, proposes and votes to authorize Mr. Chairman and/or whom he may appoint, and/or Messrs. José Manuel Pazos, and/or Leonardo Marinaro and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey and/or Paola Ibarra and/or Christian Rodríguez Montes and/or Victoria Casabella Martinez and/or Mariano Luchetti and/or María Lucila Winschel and/or José María Bazan and/or Santiago Youssef Rameh El Chaer and/or Milagros Marini and/or Ezequiel Castello and/or Lucia Perondi so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies, including without limitation, CNV, BYMA, MERVAL, Caja de Valores, the Business Entities Registry Office for the City of Buenos Aires (“IGJ”) (pursuant to Section 37 of the General Resolution IGJ no. 7/2015), and before any other regulation agency, being able to sign all kinds of  presentations and/or forms, legal notices, law publications in general, affidavits, receive and answer lawsuits, commence proceedings and take all the proceedings necessary to obtain the respective records and approvals. The motion is put to vote. Afterwards, the proxy of shareholder Citibank states that regarding D’Odorico’s proposal, it issues 318,469,630 votes in favor, 83,460 negative votes and that it abstains from casting 17,980,340 votes. After a short debate and all the shareholders having cast their votes, the proposal by the proxy of shareholder D’Odorico is approved by the majority of legitimate votes possible to be cast, with 83,460 negative votes of shareholder Citibank and the abstention from the same shareholder with 17,980,340 votes. Mr. César Halladjian, member of the Statutory Audit Committee of the Company, states that regard being had to the remote act and taking into account the legal and Bylaws provisions in force, the Meeting was held in accordance with such provisions and that the decisions were duly taken. There being no further business to discuss, Mr. Chairman expressed his gratitude for the attendance of all present and the meeting was adjourned at 1.58 p.m. Afterwards and complying with Title II, Chapter VIII, Section IV, article 23, paragraph d) of CNV Regulations, the votes of Citibank in its capacity as depositary are detailed for each item:

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ITEM ON THE AGENDA	NEGATIVE	IN FAVOR	ABSTENTION	TOTAL
1	28,460	318,532,320	17,972,650	336,533,430
2	19,760	318,119,210	18,394,460	336,533,430
3	47,860	318,531,100	17,954,470	336,533,430
4	46,950	318,515,880	17,970,600	336,533,430
5	23,950	318,539,020	17,970,460	336,533,430
6	248,150	318,334,540	17,950,740	336,533,430
7	153,780	310,448,490	25,931,160	336,533,430
8	1,958,270	308,636,970	25,938,190	336,533,430
9	29,150	310,588,970	25,915,310	336,533,430
10	66,860	318,512,710	17,953,860	336,533,430
11	33,360	316,225,800	20,274,270	336,533,430
12	29,010	310,543,840	25,960,580	336,533,430
13	83,460	318,469,630	17,980,340	336,533,430

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